UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company") dated September 15, 2014: Star Bulk Announces the Date of its 2014 Annual General Meeting of Shareholders and Internet Availability of its Proxy Materials.

Attached hereto as Exhibit 2 is the Notice of Annual Meeting, the Proxy Statement and Proxy Card for the Annual Meeting of Shareholders of the Company, which will be held on October 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)

Date: September 15, 2014	By:	/s/ SIMOS SPYROU
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit 1

STAR BULK ANNOUNCES THE DATE OF ITS 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND INTERNET AVAILABILITY OF ITS PROXY MATERIALS
ATHENS, GREECE, SEPTEMBER 15, 2014 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, announced today that it plans to hold its Annual Meeting of Shareholders at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004 on October 24, 2014 at 10:00 a.m. local time.  The Company's board of directors has fixed the close of business on August 28, 2014 as the record date for the determination of the shareholders entitled to receive notice and to vote at this meeting or any adjournment thereof.
The Company's Notice of Meeting and Proxy Statement are available at the Securities and Exchange Commission's website at www.sec.gov and may also be found on the Company's website at www.starbulk.com.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". On a fully delivered basis, Star Bulk has a fleet of 103 vessels, with an aggregate capacity of 11.9 million dwt, consisting primarily of Capesize, as well as, Kamsarmax, Panamax, Ultramax, Supramax and Handymax vessels with carrying capacities between 38,800 dwt and 209,000 dwt. With the addition of the two vessels to be acquired by us from Heron Ventures Ltd. as well as the 34 vessels recently acquired, our fleet includes 67 operating vessels and 36 under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2014, 2015 and early 2016.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Star Bulk desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by Star Bulk's management of historical operating trends, data contained in its records and other data available from third parties.  Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Star Bulk's control. Star Bulk cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in Star Bulk's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in Star Bulk's operating expenses, including bunker prices, drydocking and insurance costs, the market for Star Bulk's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:
Company:	Investor Relations / Financial Media:

Christos Begleris and Simos Spyrou Co Chief Financial Officers Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Ag. Konstantinou Av. Maroussi 15124 Athens, Greece www.starbulk.com	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: starbulk@capitallink.com www.capitallink.com

 Exhibit 2

September 15, 2014
TO THE SHAREHOLDERS OF
 STAR BULK CARRIERS CORP.
Enclosed is a notice of the 2014 Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company"), which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004 on Friday, October 24, 2014 at 10:00 a.m. local time, the Company's Proxy Statement and certain other related materials. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2013 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.
At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.        To elect three Class A Directors to serve until the 2017 Annual Meeting of Shareholders ("Proposal One");

2.        To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2014 ("Proposal Two"); and

3.        To transact such other business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required in order to adopt the proposals:
(1) Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting; and (2) Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON AUGUST 28, 2014.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT
Very truly yours,
Petros Pappas
Chief Executive Officer and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 24, 2014
NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company") will be held the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004 on Friday, October 24, 2014 at 10:00 a.m. local time, for the following purposes, of which Proposals One and Two are more completely set forth in the accompanying Proxy Statement:

1.        To elect three Class A Directors to serve until the 2017 Annual Meeting of Shareholders ("Proposal One");

2.        To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2014 ("Proposal Two"); and

3.        To transact such other business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on August 28, 2014 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON AUGUST 28, 2014.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2013 (the "Annual Report"), may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.
          BY ORDER OF THE BOARD OF DIRECTORS
          Georgia Mastagaki
          Co-Secretary
September 15, 2014

STAR BULK CARRIERS CORP.
_________________________
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON OCTOBER 24, 2014
__________________________
INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Star Bulk Carriers Corp., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004 on Friday, October 24, 2014 at 10:00 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about September 15, 2014. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2013 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.
VOTING RIGHTS AND OUTSTANDING SHARES
On August 28, 2014 (the "Record Date"), the Company had outstanding 84,034,476 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on The Nasdaq Global Select Market ("Nasdaq") under the symbol "SBLK."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has nine directors on its Board. As provided in the Company's Third Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws, the Board is divided into three classes and, after the initial term, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The terms of our Class A directors expire at the Meeting. The term of the newly elected Class A directors will expire at the Company's 2017 Annual Meeting of Shareholders.
The number of directors was increased from five to nine following the resignation of Ms. Milena Maria Pappas and the completion of a merger transaction in July 2014. The Board of Directors has determined to nominate Messrs. Tom Softeland, Rajath Shourie and Stelios Zavvos, current Class A directors, for re-election as Class A directors.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:

Name	Age	Current Position
Tom Softeland	53	Class A Director
Rajath Shourie	40	Class A Director
Stelios Zavvos	60	Class A Director
Certain biographical information about Messrs. Tom Softeland, Rajath Shourie and Stelios Zavvos is set forth below.
Tom Softeland serves and has served since our inception as a member of our board of directors and as chairman of the audit committee. He served as a member of Star Maritime's board of directors since its inception. During 1982 – 1990 he served in different positions within Odfjell Chemical Tankers, including operations, chartering and project activities. In August 1990 he joined the shipping department of IS Bank ASA and in 1992 he became the general manager of the shipping, oil & offshore department. As from 1994 he was promoted to Deputy CEO of the bank. During the fourth quarter of 1996, Mr. Søfteland founded Capital Partners A.S. of Bergen, Norway, a financial services firm which specialized in shipping, oil & off-shore finance, investment bank and asset management services. He held the position as CEO until he resigned in June of 2007.As from second half of 2007 and until today, Mr. Søfteland runs his own investment company styled Spinnaker AS based in Norway. He has also joined several private and public companies both shipping and non-shipping, based in London, New York, Bergen, Athens and Singapore, as an investor, chairman or director such as EGD Holding AS, SeaSeaShipping Ltd, Tailwind Group and Stream Tankers AS. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

Rajath Shourie serves and has served as our Class A Director since July 2014. Mr. Shourie joined Oaktree in 2002 and currently serves as Managing Director and co-Portfolio Manager of the Oaktree's Opportunities Group. Prior to joining Oaktree, he worked in the Principal Investment Area at Goldman, Sachs & Co., and at McKinsey & Co., a consulting firm. At Oaktree, Mr. Shourie has been responsible for distressed debt and private equity investments in a wide range of industries including financial services, automotive, aviation, real estate and shipping. His current board memberships include homebuilder Taylor Morrison (NYSE: TMHC), television broadcaster Nine Entertainment Co. (ASX: NEC) and a number of private companies. Mr. Shourie holds a B.A. in Economics from Harvard College and an M.B.A. from Harvard Business School.
Stelios Zavvos serves and has served as our Class A Director since July 2014. In 2006, he found Zeus Capital Partners L.P. ("Zeus") and its group of companies ("Zeus Group") and serves and has served since its inception as the Chief Executive Officer of Zeus, which engages in private equity, real estate acquisitions and management, fundraising and investment banking activities. Zeus Group is currently managing a portfolio of real estate assets valued in excess of one billion dollars and its investors' base includes sovereign wealth funds, commercial banks, a list of distinguished ship owners and major family offices. In 1992, Mr. Zavvos founded Continental American Capital, an investment group in the United States that provides both debt and equity for the acquisition and mergers of companies and also provided equity and raised financing for start-up companies in diverse industries and served as the Chairman of its Board from 1992 to 2006. Mr. Zavvos holds an MBA from Harvard Business School and a MSc in Civil Engineering from Polytechnic University of Athens.
Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2014.
Ernst & Young (Hellas) Certified Auditors-Accountants S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS-ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.
Advantage Proxy
PO Box 13581
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com
EFFECT OF ABSTENTIONS
An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold"). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposals One and Two have been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
          BY ORDER OF THE BOARD OF DIRECTORS
          Georgia Mastagaki
          Co-Secretary
September 15, 2014
Majuro, Marshall Islands

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M78393-Z64040

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STAR BULK CARRIERS CORP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF PROPOSALS ONE AND TWO BELOW.

	For All	Withhold All	For All Except
1. To elect three Class A Directors to serve until the 2017 Annual Meeting of Shareholders ("Proposal One");	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

NOMINEES:

01) Rajath Shourie
02) Tom Softeland
03) Stelios Zavvos

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF STAR BULK CARRIERS CORP.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ANNUAL MEETING OF SHAREHOLDERS OF
STAR BULK CARRIERS CORP.
October 24, 2014
GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, Proxy Statement, and the 2013 Annual Report
are available at http://www.starbulk.com
Please sign, date and mail your proxy card in the envelope
 provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

M78394-Z64040

STAR BULK CARRIERS CORP.

The undersigned hereby appoints Spyros Capralos and Simos Spyrou, and each of them jointly and severally, as his agents and proxies with full power of substitution to vote any and all shares of common stock of Star Bulk Carriers Corp. (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Friday, October 24, 2014 at 10:00 a.m. local time at the offices of Seward & Kissell LLP, One Battery Park Plaza, New York, NY 10004 or at any adjournment or postponement thereof, as specified on the reverse hereof.

THIS PROXY WILL BE VOTED AS SPECIFIED BY THE UNDERSIGNED ON THE REVERSE HEREOF. UNLESS OTHERWISE MARKED, THIS PROXY WILL BE VOTED "FOR" PROPOSALS ONE AND TWO.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be signed on reverse side)